Via Facsimile and U.S. Mail
Mail Stop 6010

March 23, 2007

Mike Heather
Chief Financial Officer
Prospect Medical Holdings, Inc.
400 Corporate Pointe
Suite 525
Culver City, CA 90230

Re: **Prospect Medical Holdings, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2006
       Form 10-Q for the Quarterly Period Ended December 31, 2006
       File Number: 001-32203

Dear Mr. Heather:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we ask
you to provide us with information so we may better understand your disclosure

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 57

1.   Please provide in disclosure-type format enhanced disclosure relating to the effect
       of revenue and expenses under capitated agreements on your net income, financial
       position, and cash flows. Discuss how the gross margin is affected by the fixed
       fee contracts. Your discussion may enhance your current discussion as it relates
       to the Risk Adjustment model for Medicare enrollees as well as how capitation
       arrangements affect your financial statements for non-Medicare enrollees. Clarify
       how much of your capitation revenue is subject to the Risk Adjustment model.

Critical Accounting Policies, page 59
Revenue, page 60

2.   In your disclosure, you state that "retroactive terminations or additions have not had a material effect on **capitation revenue**". Please provide proposed revisions to your disclosure quantifying the effect of the changes for each period presented, or state that such changes have not been material to **net income** for each period presented.

Accrued Medical Claims, page 61

3.   We note that there have been significant changes in your IBNR estimate. Please more fully explain in disclosure-type format the reasons for these changes for each of the periods presented. Further, please provide to us proposed revisions to your disclosure clarifying what information that became available which caused the change in estimate and why the amount should not be accounted for as the correction of an error.

4.   Please revise in disclosure-type format to eliminate reference to a hypothetical change in the accrued medical claims. Include a reasonably likely sensitivity analysis to the effect on your net income or pre-tax profit and discuss why you believe the sensitivity analysis is reasonably likely. Also, please revise to clarify if your sensitivity analysis for your change in completion factors is reasonably likely or provide a reasonably likely sensitivity analysis.

Index to Financial Statements and Financial Schedule, page F-1
Notes to Consolidated Financial Statements, page F-7
1. Business and Basis of Presentation, page F-7

5.   Please clarify in disclosure-type format what you mean by "we include in our financial statements only the net results attributable to those Medicaid enrollees specifically identified as assigned to us". Tell us how your accounting treatment complies with the equity method.

Form 10-Q Filed on February 14, 2007
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11
Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005, page 18
Claims Expense, page 19

6.   Please tell us the nature of the "$900,000 related to prior periods" disclosed here, and tell us whether this is attributed to an accounting error, or a change in estimate. Further, please provide us with proposed revisions to your disclosure clarifying these facts.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant